                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)


                   Under the Securities Exchange Act of 1934


                              PAMECO CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697934305
--------------------------------------------------------------------------------
                                (CUSIP Number)


                           Angus C. Littlejohn, Jr.
                             Littlejohn & Co., LLC
                            115 East Putnam Avenue
                         Greenwich, Connecticut 06830
                                (203) 552-3500
                                --------------
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 7, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------                           -------------------------
 CUSIP NO. 697934305                                  Page 2 of 7 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,779
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,697,661
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,779
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,264,773
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock, (iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

--------------------------                           -------------------------
 CUSIP NO. 697934305                                  Page 3 of 7 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Associates II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,779
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,697,661
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,779
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,264,773
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

--------------------------                           -------------------------
 CUSIP NO. 697934305                                  Page 4 of 7 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Angus C. Littlejohn, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,779
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,697,661
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,779
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,264,773
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

--------------------------                           -------------------------
 CUSIP NO. 697934305                                  Page 5 of 7 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quilvest American Equity Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,590,202
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,590,202
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,590,202
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12                                               [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      65.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


*Percentage based on a total outstanding of 7,055,863 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 28,000 shares of Series A Preferred Stock, as converted into 933,333 shares of Common Stock, (iii) 10,000 shares of Series B Preferred Stock, as converted into 591,715 shares of Common Stock, (iv) 10,000 shares of Series C Preferred Stock, as converted into 1,515,152 shares of Common Stock, and (v) warrants to purchase 28,000 shares of Series A Preferred Stock, as exercised and converted into 933,333 shares of Common Stock.

This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons, also constitutes Amendment No. 8 to the Statement on Schedule 13D, as amended, previously filed by Quilvest American Equity Ltd. ("Quilvest") with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. The Class A Common Stock is currently denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statement on Schedule 13D filed by the Reporting Persons. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         By letter dated February 7, 2001 (the "Extension Letter," attached hereto as Exhibit 1 and incorporated herein by reference), Quilvest and Littlejohn Fund II, L.P. ("Littlejohn," and together with Quilvest, the "Buyers") communicated to the Board of Directors of the Company their agreement, in response to the Company's request, to extend the date by which Buyers' proposal to acquire all of the outstanding shares of Common Stock of the Company (the "Proposed Acquisition") must be accepted by the Board of Directors. As set forth in the Extension Letter, that date was extended to 5:00 p.m. New York City time on February 21, 2001 (the "Deadline Date").

         Pursuant to an amendment (the "Amendment," attached hereto as Exhibit 2 and incorporated herein by reference) to the agreement between the Buyers regarding the structuring of the Proposed Acquisition (the "Buyers Term Sheet"), Buyers, among other things, extended to the Deadline Date the date on which the Buyers Term Sheet would no longer be of effect.

         Buyers specifically reserve the right, but are under no obligation, to extend past the Deadline Date the time during which (i) the Company may consider the Proposed Acquisition, and (ii) the Buyers Term Sheet may remain in effect.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Letter from Quilvest American Equity Ltd. and Littlejohn
                    Fund II, L.P. to Pameco Corporation, dated as of February 7, 2001.

         Exhibit 2. Amendment No. 1 to Term Sheet executed by Quilvest American Equity Ltd. and Littlejohn Fund II, L.P.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 7, 2001       Littlejohn Fund II, L.P.

                             By:  Littlejohn Associates II, LLC, General Partner



                             By:    /s/ Harry F. Weyher III
                                  _________________________
                             Name:  Harry F. Weyher III
                             Title: Manager



                             Littlejohn Associates II, LLC



                             By:    /s/ Harry F. Weyher III
                                  _________________________
                             Name:  Harry F. Weyher III
                             Title: Manager



                             /s/ Angus C. Littlejohn, Jr.
                             ____________________________
                             Angus C. Littlejohn, Jr., individually



                             Quilvest American Equity Ltd.



                             By:  /s/ Willem F.P. de Vogel
                                  ________________________
                             Name:  Willem F.P. de Vogel
                             Title: Attorney-in-Fact